

1 August 2006

06015880

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

RECEIVED AUG 0 3 2006 151

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial
Tel: +44 20 7000 5784
Fax: +44 20 7000 5788
Email: jenny.mcauley@icap.com

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com





China Foreign Exchange Trade System and ICAP are approved to prepare to form joint venture in Shanghai

Relate
Electronic

Date: 26.07.06
Contact: Mike Sheard
(44) 20 7050 7103 (Tel)
(44) 20 7050 7115 (Fax)
mike.sheard@icap.com

Click Here to read release in Chinese

London and Shanghai, 26, July 2006 – The China Foreign Exchange Trade System & National Interbank Funding Center (CFETS) and ICAP plc (IAP.L), the world's largest interdealer broker, are approved by CBRC to form a joint venture --- Shanghai CFETS-ICAP International Money Broking Co. Ltd., based in Shanghai.

CFETS is owned by the People's Bank of China and runs the country's interbank market and foreign exchange markets. The new joint venture will provide voice broking services to the money? bond and derivatives markets in both the RMB and international markets.

Xie Duo, President of the CFETS, said "With the expansion of market demand there are significant opportunities for the development of the interbank market for financial products. Compared with the global financial market, China's interbank market still has great potential for development and working with ICAP in this joint venture will help us accelerate that development." Michael Spencer, ICAP Group Chief Executive, commented, "China represents a significant opportunity for ICAP to take part, together with the CFETS, in the rapid development and growth of the interbank financial markets. This is an exciting prospect for ICAP, in the next few years the volume of transactions in Chinese wholesale financial products will rise rapidly and China will be recognised globally as one of the most important and liquid markets.

About CFETS

The China Foreign Exchange Trade System (CFETS), also known as the National Interbank Funding Center (the Center), is a sub-institution of the People's Bank of China (PBC). Its main functions include: providing systems for foreign exchange (FX) trading, RMB lending and bond trading; organizing interbank FX trading, RMB lending and bond trading; handling settlement and clearing of FX trading; prompting the clearing of RMB lending and bond trading; providing an online commercial paper (CP) quotation system; providing information on the FX, bond and money markets; and engaging in other businesses authorized by the PBC. With its head office in Shanghai and its back-up center in Beijing, CFETS has 18 sub-centers all over the country. Under the guidelines of "multiple technological means and trading patterns to meet market demands of various levels", through the advanced electronic trading mode, based on dedicated line and internet, facing the interbank FX market, bond market and money market, CFETS has played a significant role in optimizing RMB exchange rate forming mechanism, transmitting central bank monetary policies, serving financial institutions and supervising market operations.

About ICAP:

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale markets in interest rates, credit, commodities, foreign exchange and equity derivatives. With over 3,500 staff, ICAP has a strong presence in each of the three major financial markets, London, New York and Tokyo, together with a local presence in 20 other financial centres. ICAP plc was added to the FTSE 100 Index on 30 June 2006.

ICAP has recently completed the acquisition of EBS, the pre-eminent provider of foreign exchange trading and market data solutions to the professional spot foreign exchange community. Approximately US$145 billion in spot foreign exchange, 700,000 ozs gold and 7,000,000 ozs silver transactions are conducted over the EBS Spot Dealing System in more than 40 countries each day. EBS was launched in September 1993 by a group of the world's largest foreign exchange market making banks.

For more information go to www.icap.com

Contacts:

Mike Sheard Director of Corporate Affairs (44) 7770 381370 Neil Bennett The Maitland Consultancy (44) 20 7379 5151 or Paul Mottram Upstream Asia – Hong Kong (852) 2973 0222



ICAP trading update at AGM for the three months ended 30 June 2006

Date: 19.07.06
Contact: Mike Sheard
(44) 20 7050 7103 (Tel)
(44) 20 7050 7115 (Fax)
mike.sheard@icap.com

Michael Spencer, Group Chief Executive of ICAP plc, the world's largest voice and electronic interdealer broker, will make the following comments at today's Annual General Meeting.

"ICAP has enjoyed a very encouraging start to the year in both our electronic and voice broking businesses. The wholesale financial markets during the first three months of our financial year have all been very active compared with the same period last year, with particularly high levels of market activity during May.

ICAP has benefited from the recent market turbulence. In particular, emerging markets and foreign exchange benefited from very volatile conditions and equity derivatives were especially active. Interest rate swaps in most markets were busier than they have been for some time. Government bond market volumes on the other hand have maintained similar levels to last year. The credit markets saw spreads briefly widen in May before the markets calmed again but volumes in the credit default swap market have continued to grow with the electronic portion of our business in Europe rising significantly.

We have already made good progress with the integration of EBS in the six weeks since the acquisition was completed and are confident that the integration savings will exceed our initial forecasts. The EBS business is performing very well.

We remain comfortable with the consensus of the forecasts prepared by analysts."

19 July 2006

Note:

The current forecasts of ICAP plc pre-tax profits referred to in this announcement are based on forecasts of profit before tax, amortisation and impairment of intangibles arising on consolidation and exceptional items provided by eight equity analysts. The consensus of those forecasts for the year to March 2007 is £256 million compared with the results for the year to March 2006 when ICAP plc's profits were £204 million.

Contacts:

Michael Spencer Group Chief Executive (44) 20 7050 7400
Mike Sheard Director of Corporate Affairs (44) 20 7050 7103
Neil Bennett The Maitland Consultancy (44) 20 7379 5151

About ICAP:

ICAP is the world's largest interdealer broker with a daily average transaction volume in excess of $1 trillion, more than 50% of which is electronic. The Group is active in the wholesale markets in interest rates, credit, commodities, foreign exchange and equity derivatives. In June 2006 ICAP acquired EBS, the world's leading provider of FX trading and market data solutions. ICAP plc was added to the FTSE

100 Index on 30 June 2006. For more information go to www.icap.com

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ICAP Launches Interactive Weblog To Focus on Market-Moving Issues and Events

Relatec

Electronic

Date: 12.07.06
Contact: Ivette Collazo-Crawford
+ 212 815 6886 (Tel)
(Fax)
ivette.collazo@us.icap.com

ICAP Launches Interactive Weblog To Focus on Market-Moving Issues and Events

Hot Topics Include Upcoming Changes in the Fed's Payment System Risk Policy

Jersey City, NJ – July 12, 2006 – ICAP plc, the world's largest interdealer broker, today announced the launch of an interactive weblog which will serve as a portal for up-to-the-minute industry news, analyst commentary and active discussion on timely issues facing the over the counter markets. Visitors can access the weblog at http://icapinsight.typepad.com/icap_insight/.
br> The weblog will provide customers and journalists daily access to Lou Crandall, Chief Economist for Wrightson ICAP's publication the "Money Market Observer", and other ICAP market commentators and resources. ICAP's intention is to incorporate the active participation of its brokers, customers and commentary experts in a lively neutral format with topics driven by market events. Particular areas of emphasis will include fixed income, money market products, foreign exchange, energy and derivatives. The weblog will be moderated to allow for anonymity allowing contributors to comply with their individual firms' communication policies.

ICAP has initiated the discussion with commentary regarding the upcoming changes to the Fed's Payment System Risk Policy. The Fed Payment System Risk Policy changes, due to take effect July 20th, could affect intraday liquidity for the Fed Funds related markets.

Lou Crandall stated, "Despite the fact that the new rules were published two years ago, there is no consensus about what the decline in liquidity is likely to mean for the payments system. As of this point, the impacts are still unknown and with the changes due to occur next week, ICAP's weblog will provide a forum for these issues to be aired."

Crandall's commentary, broker and customer comments as well as links to Fed policy papers will be updated on the weblog. In addition, ICAP is developing a library of draft Master Federal Funds Agreement documents - legal recourse documents in the event of payment gaps - that are quickly taking shape as firms grapple with the implications of the July 20 change.

Lou Crandall Biography: Lou Crandall is the chief economist of Wrightson ICAP, LLC. Mr. Crandall began his career at the New York Fed in 1980, where he worked on bank reserve and Treasury financing projections for the Open Market Desk. He joined Wrightson in 1982 and has for many years been the principal author of the firm's widely distributed newsletter, The Money Market Observer.® Wrightson was acquired by ICAP plc in July 2000, and continues to provide independent research on a subscription basis over the Bloomberg (MMO) and the Internet (www.Wrightson.com) to financial institutions, central banks and fund managers around the world). The firm has a longstanding expertise in monetary analysis and its forecasts of Treasury financing activity are a benchmark for the bond market.

About ICAP: ICAP is the world's largest interdealer broker and following the acquisition of the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives. For more information go to

www.icap.com

About Wrightson ICAP, LLC: Founded in 1978 as an independent research firm, Wrightson joined the ICAP group of companies in 2000. We specialize in the analysis of Federal Reserve operations and policy, Treasury financing trends and high-frequency economic data. Our audience includes portfolio managers and traders in the money, bond and currency markets, as well as economists, strategists and central bank officials around the world. For more information go to www.wrightson.com.

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